Apeiron Capital Investment Corp.

175 Federal Street, Suite 875

Boston, Massachusetts 02110

November 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Asia Timmons-Pierce

Re:	Apeiron Capital Investment Corp.
Registration Statement on Form S-1, as amended
Filed June 24, 2021
File No. 333-257369

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Apeiron Capital Investment Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on November 8, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Joel Shulman
Joel Shulman
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
King & Spalding LLP